UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

                                                                             FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the months of January – May 2010

Commission File No. 0-24342

REG TECHNOLOGIES INC.

Registrant's Name

#240 – 11780 Hammersmith Way, Richmond, BC  V7A 5E9

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

Material Change Report dated January 8, 2010

99.2

Corporate Disclosure Control System dated January 18, 2010

99.3

Nominating and Corporate Governance Committee of the Board of Directors Charter

99.4

Code of Ethics

99.5

Audit and Finance Committee of the Board of Directors Charter

99.6

News Release dated March 31, 2010

99.7

Interim financial statements for nine months ended January 31, 2010

99.8

Management’s Discussion & Analysis for nine months ended January 31, 2010

99.9

Form 50-109F2 - CFO Certification

99.10

Form 50-109F2 - CEO Certification

99.11

Material Change Report dated April 9, 2010

99.12

News Release dated April 20, 2010

99.13

Material Change Report dated April 29, 2010

99.14

Notice of Change of Auditor dated May 25, 2010

99.15

Letter from former auditor regarding change of auditor dated May 25, 2010

99.16

Letter regarding change of auditor dated May 25, 2010

99.17

News Release dated May 27, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REG TECHNOLOGIES INC.

(Registrant)

By

/s/ John Robertson

John Robertson,

President

Date     March 16 2011